UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Napster, Inc.

(Name of Subject Company)

Napster, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

630797108

(CUSIP Number of Class of Securities)

Wm. Christopher Gorog

Chief Executive Officer and Chairman of the Board

Napster, Inc.

9044 Melrose Avenue

Los Angeles, California 90069

(310) 281-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

David Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2008, and subsequently amended by Amendment No. 1 on October 2, 2008 (as amended from time to time, the “Schedule 14D-9”), by Napster, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Puma Cat Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the SEC on September 26, 2008, to purchase all issued and outstanding shares of the Company’s common stock, and the stock purchase rights associated with such shares (the “Shares”), at a price of $2.65 per Share, without interest or accrued dividends, net to the seller in cash, upon the terms and subject to the conditions in the Offer to Purchase dated September 26, 2008 (as amended or supplemented from time to time) and in the related Letter of Transmittal (as amended or supplemented from time to time), which were filed as exhibits to the Schedule TO.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment have the meanings set forth in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4(b) of the Schedule 14D-9 is hereby amended by deleting the section titled “Reasons for the Recommendation” in its entirety and replacing it with the following:

Reasons for the Recommendation

The Napster Board relied upon each of the following material reasons in reaching its decision to approve the Merger Agreement and to recommend that Company stockholders accept the Offer and tender their Shares pursuant to the Offer:

•

The proposed Merger represented the Company’s best prospect for maximizing risk-adjusted stockholder value, including the Napster Board’s assessment, after consultation with its legal and financial advisors, of alternatives including continuing to operate as an independent public company.

•

The price to be paid pursuant to the Offer and the Merger represents a 95% premium over the closing price of the Shares on September 12, 2008, and a 95% premium over the average closing price of the Shares for the 30 trading days ended September 12, 2008.

•

The historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company, taking into account the current and prospective conditions of the digital music distribution industry and how that industry has evolved and is expected to continue to evolve over the next several years. In particular, the Napster Board considered the ability of the Company to compete with larger competitors, such as Apple, emerging paid online and mobile music services and “free” online and peer-to-peer services, and the Company’s ability to grow in current market conditions.

•

The Napster Board’s (i) belief that it was highly unlikely there would be another party interested in acquiring the Company at a comparable or better price and that a transaction with other potential acquirers would be less certain to be completed, (ii) analysis of the risk of loss of opportunity to enter into a transaction with Parent, and (iii) analysis of the lack of assurance that there would be another opportunity in the future for Company stockholders to receive as significant a premium as that contemplated by the Merger Agreement and Offer.

•

The financial presentation of UBS and its opinion dated September 14, 2008, to the Napster Board as to the fairness, from a financial point of view as of that date, of the per share consideration to be received by the holders of Shares (other than Best Buy, Purchaser and their respective affiliates) in the Offer and the Merger to such holders, as more fully described below under Item 4(d) (“Opinion of the Company’s Financial Advisor”) and in the written opinion of UBS attached as Annex B to this document;

•

The Napster Board’s belief that Parent is an attractive strategic acquirer, having a business platform that complements the Company’s business, a strong financial position to grow the business, and a business reputation that could facilitate the Company’s retention of employees pending the completion of the transaction.

•

The Napster Board’s ability, prior to the consummation of the Offer, to furnish information to or engage in discussions or negotiations with any party that makes an unsolicited bona fide written acquisition proposal, so long as the Napster Board determines in good faith that, (i) after consultation with the Company’s outside legal counsel, failing to take such action would be substantially likely to result in a breach of the Napster Board’s fiduciary duties to Company stockholders under applicable law, and (ii) after consultation with its outside legal counsel and its financial advisors, the acquisition proposal is likely to result in a Superior Proposal (as defined in the Merger Agreement).

•

The Napster Board’s belief that the $3 million termination fee (which is equal to approximately 2.5% of the transaction value) payable by the Company to Parent if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement is reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Napster Board entered into or intended to enter into a more favorable transaction.

•	The Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received.

•	Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

•	Parent’s obligations to purchase Shares in the Offer and to close the Merger are not subject to Parent’s ability to secure financing commitments.

•	The fact that Parent, after conducting extensive due diligence, was unwilling to propose a business combination that provided more value than the Offer and the Merger.

•

The fact that the transaction is structured as a tender offer, which can generally be completed, and deliver cash consideration to Company stockholders, more promptly than would have been the case with a merger subject to stockholder approval at a stockholder meeting.

•	The other terms and conditions of the Offer, the Merger and the Merger Agreement.

The Napster Board also weighed material negative factors. The material negative factors considered by the Napster Board included the following:

•

The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Merger Agreement requiring the Company to pay a $3 million termination fee to Parent if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement.

•

The covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the Acceptance Date to conduct that is in the ordinary course consistent with past practice, as well as various other restrictions on the Company’s operations prior to the completion of the Merger.

•

The risks and costs to the Company if the Merger does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business relationships.

•

The fact that Company stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if the Merger occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•

The risk that Parent and Purchaser may terminate the Merger Agreement in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if the Company does not perform any of its obligations under the Merger Agreement in any material respect (or, with respect to covenants in the Merger Agreement that are qualified by materiality, fails to comply in any respect).

•	The fact that the all-cash consideration in the transaction will be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

•	The matters described above in Item 3(a) (“Arrangements with Directors and Executive Officers of the Company”).

The Napster Board carefully considered the risks and uncertainties associated with the Company remaining an independent publicly traded company. The Napster Board received information relevant to this alternative at its meetings during the past several months. Many of those risks are described in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K. Those risks include the following, among others:

•	The Company’s digital music distribution business has a limited operating history and a history of losses and may not be successful.

•	The success of the Company’s paid Napster service depends upon its ability to add new subscribers and retain existing subscribers.

•	The Company relies on the value of the Napster brand, and its revenues could suffer if it is not able to maintain its high level of recognition in the digital music sector.

•

The Company faces significant competition from traditional retail music distributors, from emerging paid online and mobile music services delivered electronically, and from “free” online and peer-to-peer services.

•	Digital music distribution services in general are new and rapidly evolving and may not prove to be a profitable or even viable business model.

•	The emerging mobile music market faces significant and unique challenges.

•	The Company relies on content provided by third parties, which may not be available to it on commercially reasonable terms or at all.

•	The Company’s success depends on its digital music distribution services’ interoperability with its customers’ music playback hardware.

•	The Company may not successfully develop new products and services.

•	The Company must maintain and add to its strategic marketing relationships in order to be successful.

•	The Company’s network is subject to security and stability risks that could harm its business and reputation and expose it to litigation or liability.

•

If the Company fails to manage expansion effectively, it may not be able to successfully manage its business, which could cause it to fail to meet its customer demand or to attract new customers, which would adversely affect its revenue.

•	The Company may be unable to adequately protect its proprietary rights.

•

The Company derives a significant portion of its digital music distribution revenues internationally. Economic, political, regulatory and other risks associated with international revenues and operations could have an adverse effect on the Company’s revenues.

•	A decline in current levels of consumer spending could reduce the Company’s sales.

•	The Company may need additional capital and it cannot be sure that additional financing will be available.

•	The Company is subject to risks associated with governmental regulation and legal uncertainties.

The Napster Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to Company stockholders outweigh the negative considerations. The Napster Board judged that the Offer and the Merger represent the best strategic alternative to maximize stockholder value while minimizing risk of non-completion.

The foregoing discussion of the material factors considered by the Napster Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Napster Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Napster Board may have assigned different weights to different factors.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAPSTER, INC.

By:	/s/ Aileen Atkins
Aileen Atkins Secretary

Dated: October 10, 2008